SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May 2026

Commission File Number: 001-36115

HYDRO ONE INC.

(Translation of Registrant’s name into English)

483 Bay Street, South Tower, 8th Floor, Toronto Ontario M5G 2P5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDRO ONE INC.

/s/ Cassidy McFarlane
Name: Cassidy McFarlane
Title: General Counsel
Date: May 26, 2026

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Exhibits 99.1 and Exhibit 99.2 to this report are incorporated by reference as additional exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333-289693).

EXHIBIT INDEX

99.1	Indenture, dated as of May 26, 2026, among Hydro One Inc., Computershare Trust Company, N.A., and Computershare Trust Company of Canada
99.2	First supplemental indenture, dated as of May 26, 2026, among Hydro One Inc., Computershare Trust Company, N.A., and Computershare Trust Company of Canada